October 15, 2024

Howard Doss
Chief Financial Officer
PowerUp Acquisition Corp.
188 Grand Street Unit #195
New York , New York 10013

       Re: PowerUp Acquisition Corp.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Fiscal Quarter Ended June 30, 2024
           File No. 001-41293
Dear Howard Doss:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2024
Item 6. Exhibits, page 27

1. We note that your officer certifications at Exhibits 31.1 and 31.2 exclude the introductory language in paragraph 4 and paragraph 4(b) regarding responsibilities for establishing and maintaining internal control over financial reporting. Please amend your March 31 and June 30, 2024 Forms 10-Q to include certifications having all of the prescribed language as set forth in Item 601(b)(31)(i) of Regulation S-K. Your amendment may include only the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.


        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 October 15, 2024
Page 2

       Please contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences